

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2013

<u>Via E-mail</u>
Mr. G. Cotter Cunningham
Chief Executive Officer
RetailMeNot, Inc.
301 Congress Avenue, Suite 700
Austin, TX 78701

> **Re: RetailMeNot, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted April 5, 2013**
> **CIK No. 0001475274**

Dear Mr. Cunningham:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range information, the size of the offering, and selling shareholder information. Please include this disclosure as soon as practicable. Note that we may have additional comments once you have provided this disclosure. Therefore, allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

2. We note reference to third party information throughout the prospectus, including, but not limited to, references to information from Euromonitor International, eMarketer and comScore. Please provide us with marked copies of any materials that support third party statements, clearly cross-referencing a statement with the underlying factual support.

Additionally, please tell us if any reports were commissioned by you for use in connection with this registration statement and, if so, please file the consent as an exhibit.

3. Please provide us with objective support for your assertions in the Prospectus Summary and Business sections regarding market conditions and your services. Also, ensure that you make clear upon what standard or measure you base your claims. For example, provide support for your statements regarding your belief that you are the "leading" digital coupon destination, you offer a "compelling" experience to consumers and your marketplace benefits from "powerful" network effects. These are just examples. To the extent that you do not have independent support for these statements, please clarify that the statements are your beliefs and disclose the bases for these beliefs.

4. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus cover page

5. You disclose that each share of Series 2 common stock is entitled to one vote other than with respect to the election of members of the board of directors. Please clarify that this means that Series 2 common stockholders do not vote for the election of directors and that only Series 1 common stockholders vote for the election of directors.

Prospectus Summary, page 1

Overview, page 1

6. You disclose in the first paragraph that you have commission arrangements with 89 of the top 100 online retailers as ranked in the *Internet Retailer 2012 Top 500 Guide*. To provide context, please disclose the percentage of total revenues these 89 retailers represented in 2012 and whether any of these online retailers generated more than 5% of your total revenues in 2012.

7. Please also clarify whether the commission arrangements are with the retailers or with the retailer's performance management networks. If so, explain the significance of this distinction.

8. Please strive to reduce or eliminate repetitive disclosure in your prospectus summary. For example, data about your growth and market position is repeated throughout the prospectus summary. As another example, the information under "Our Competitive Strengths" repeats disclosure elsewhere in the prospectus summary.

9. Please revise the charts included on pages 2, 94 and 101 – 103 so that the figures are clearly legible.

Our Industry, page 2

10. Please clarify how the world-wide industry data you have presented relates to your operations. In this regard, we note that in 2012 you generated 82.9% of your net revenues in the U.S. and the balance in the U.K., France and Germany.

Our Solution, page 3

Solutions for Consumers, page 3

11. Please revise your disclosure to briefly explain the meaning of the terms "actively monitoring" and "curating" the content of your website, providing examples as appropriate.

12. Additionally, please revise your disclosure to discuss how you incorporate feedback from your user community both in terms of gathering input and changes made to your website or business.

13. Please revise your disclosure to explain how you "keep consumers informed" whenever a digital coupon for their preferred retailers becomes available. Discuss how consumers indicate a "preferred retailer."

Solutions for Retailers, page 3

14. We note that in 2012 you had on average over 24.2 million "monthly unique visitors" to your websites. Please revise your disclosure where appropriate to define the term "monthly unique visitors" and discuss whether this is an industry term, or an internally developed metric.

15. Please revise your disclosure to state what percentage of total of monthly unique visitors results in a retail sale and subsequent revenue collection by you. Discuss this relationship in the context of your competitors or industry including whether there is an industry term commonly used to describe this metric.

16. Please explain the use of "alerts" used to engage consumers online.

Our Competitive Strengths, page 4

17. Please move from the prospectus summary the table presenting data on the IR100 cohort retailers. This level of detail is more appropriate for disclosure within Management's Discussion and Analysis or the Business section. Furthermore, this information should be accompanied by data on the rest of your retailers and all of your retailers as a whole to provide balance and context.

Risks Affecting Us, page 5

18. We note that the sixth bullet point under this heading discusses the risk of a change in consumer sentiment regarding "the use of cookies or other tracking technologies." On page 4 you discuss your competitive strength related to collecting "more proprietary data on consumer shopping behavior." Please discuss whether the use of cookies or other online consumer tracking technologies are tied to your ability to collect proprietary data on consumer shopping behavior.

The Offering, page 7

19. Please disclose the amount of the offering proceeds that will be paid to your executive officers, directors and five percent or more beneficial owners and affiliated entities as a result of the repayment of accumulated and unpaid dividends on your preferred stock..

Other Financial Data, page 11

20. Revise the title of your non-GAAP net income financial measure to use a description that is not the same as or similar to the GAAP financial measure of net income. Please refer to guidance in Item 10(e).

21. Revise the other financial data section to include a reconciliation of Non-GAAP diluted earnings per share to GAAP earnings per share for each period. Also provide similar disclosures in other parts of the document where non-GAAP information is presented.

22. Expand the disclosures of your non-GAAP financial measures to explain why management believes these provide useful information to investors about your results of operations. Also clarify whether management uses each measure as a performance or liquidity measure.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 58

23. You state that as of December 31, 2012, you had commission arrangements with more than 12,000 retailers, or paid retailers, including 89 of the top 100 online retailers as ranked in the Internet Retailer 2012 Top 500 Guide, or the 2012 IR100. Please describe the commission arrangements and define the terms retailer and paid retailer. Explain the

nature and duration of these arrangements in order to provide your reader with information about the quality of, and potential variability of your earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance.   Please refer to section 501.01 of the Financial Reporting Codification for further guidance.

Key Components of Our Results of Operations, page 61

Net Revenues, page 61

24. Please clarify whether you are paid in two steps, once when a consumer clicks on a digital coupon and a second time when the consumer then makes a purchase using the paid retailer coupon, or whether all revenue collection is subject to completion of a purchase by a consumer using the coupon.

25. Revise your disclosure to discuss whether your revenues are impacted by returns, exchanges or other transactions by a consumer after the initial purchase using your digital coupon. If so, discuss any material impact on your business and how you account for these transactions.

26. Discuss in greater detail how commission arrangements may vary based on both the retailer as well as the product category. Provide an example.

Comparison of the Years Ended December 31, 2010, 2011 and 2012, page 64

27. Please discuss in more detail the drivers underlying the increases in net revenues from period to period. For example, discuss how changes in the number of visits, number of consumer purchases, and/or amount of commissions contributed to increases in net revenues.

Critical Accounting Policies and Estimates, page 80

Business Combinations and the Recoverability of Goodwill and Long-Lived Intangible Assets

28. We note from your disclosure that for purposes of performing the required goodwill impairment test, you derive enterprise fair value utilizing the income approach. On page F-9, however, you state that you utilize a blend of both the income approach and the market approach to derive the fair value of the company. Revise to correct this apparent inconsistency, and if applicable, describe the weighting applied to each methodology, including the basis for that weighting.

<u>Business, page 93</u>

<u>Our Websites and Brands, page 107</u>

29. Please revise your disclosure to discuss in greater detail your "mobile application," such as how many mobile applications you offer to consumers, whether the applications are purchased or offered for free, and whether there is a mobile application available for each website within your business. We note your disclosure on page 107 that mobile applications are currently available for iPhone and Android.

<u>Business Operations, page 108</u>

30. Please revise to clarify what you mean by stating that your website operations team is focused on "enriching the quality" of your digital coupon content.

<u>Principal and Selling Stockholders, page 135</u>

31. Please provide a column showing the percentage of total voting power after the offering.

<u>RetailMeNot Inc.</u>

<u>Consolidated Statements of Operations, page F-3</u>

32. Please revise your presentation of pro forma net income per share attributable to Series 1 common stockholders and Series 2 common stockholders to reflect those common shares whose proceeds will be used for the repayment of debt based on the anticipated offering price. Please reflect this adjustment in other applicable areas of your registration statement.

<u>Note 2. Summary of Significant Accounting Policies</u>

<u>Accounts Receivable, net, page F-8</u>

33. We note from your accounting policy that you record an allowance for doubtful accounts in an amount equal to the estimated probable losses net of recoveries, based upon an analysis of historical bad debt, current receivables aging, expected future write-offs of uncollectible accounts and an assessment of specific identifiable accounts considered at risk or uncollectible. You recorded bad debt expense and a corresponding increase in your allowance for doubtful accounts of $105,000, $295,000 and $626,000 during fiscal 2010, 2011 and 2012, respectively. This reserve remains substantially unused as of December 31, 2012. Please tell us about your historical experience and the facts upon which you based your determination that losses from uncollectible receivables should be accrued by these amounts as of December 31, 2010, 2011 and 2012.

Goodwill and Other Intangible Assets, page F-8

34. Revise to describe the important judgments made with respect to your choice of amortization periods for your identifiable intangible assets. Refer to ASC 235-10-50-3.

35. Please tell us how you applied ASC 350-20-35-33 to 38 to determine that you have only one reporting unit for goodwill impairment testing purposes. In your response, please address the businesses acquired from eConversions Limited and Miwim in 2010 and 2011, respectively, and the level at which segment management reviews operating results.

Revenue Recognition, page F-10

36. We note that commission revenue represents the majority of your net revenues. In this regard, please describe your revenue generating process in sufficient detail to allow a reader to understand your basis for revenue recognition. Describe the types of commission arrangements in which you engage and specifically how you determine when: 1) persuasive evidence of an arrangement exists; 2) services have been rendered; 3) the fee to your customer is fixed or determinable; and 4) collectability of the resulting receivable is reasonably assured.

37. To help us better understand your revenue generating activities, please provide us with a typical example of a commission arrangement and how the relationship works between you, the retailer and the performance management network. Compare and contrast the types of arrangements or contracts that you enter into directly with retailers versus performance management networks.

38. We refer to your return reserve as presented on page F-10. Please tell us your basis for the reserve adjustments recorded in 2011 and 2012. In your response, please include a discussion about your historical experience.

Foreign Currency, page F-12

39. Revise to disclose the aggregate transaction gain or loss included in determining net income for the reported periods. Please refer to ASC 830-20-50-1.

Note 3. Acquisitions, page F-13

40. We note that marketing-related intangible assets accounted for approximately 16% and 15% of your total assets at December 31, 2011 and 2012, respectively. Revise to describe the nature of these intangible assets and disclose sufficient information to enable the users of your financial statements to assess the extent to which the expected future cash flows are affected by your intent or ability (or both intent and ability) to renew or extend the respective arrangements. Please refer to ASC 350-30-50-4.

41. Further, please tell us about the individual marketing-related intangible assets acquired with RetailMeNot.com and VoucherCodes.co.uk and your basis for determining the estimated useful lives ranging from 48 to 180 months. Please refer to ASC 350-30-35-3.

42. Revise to describe the nature of the contract-based intangible assets acquired with RetailMeNot.com and your basis for determining the estimated useful life of 60 months. Please refer to ASC 350-30-35-3.

43. We refer to your customer-related intangible assets. Revise to describe the nature of these intangible assets and tell us in sufficient detail about each of the customer relationships acquired with RetailMeNot.com and VoucherCodes.co.uk and your basis for determining the estimated useful lives of 15 years. In your response, please provide us with an analysis of the factors and assumptions included in your estimate and the period of expected cash flows used to measure the fair value of these assets when acquired, addressing the pertinent factors in ASC 350-30-35-3.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Christine Adams, Staff Accountant, at 202-551-3363 or Terry French, Accountant Branch Chief, at 202-551-4587 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney-Advisor, at 202-551-6971 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Samer M. Zabaneh, Esq.
        Justin Bowes, Esq.
        DLA Piper LLP